EXHIBIT 5

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") is made and entered into as of April 20, 2016, by and among HWH Lending, LLC, MILFAM I, L.P., and David S. Oros and Marla T. Oros (each an "Assignor" and together the "Assignors"), and MVI Partners, LLC, an Ohio limited liability company ("Assignee"), and Healthwarehouse.com, Inc., a Delaware corporation (the "Company").

RECITALS:

A. The Assignors and the Assignee are parties to that certain Stock Purchase Agreement dated as of April 20, 2016 (the "Purchase Agreement"), pursuant to which Assignee has agreed to purchase certain shares of the Company's Series B Preferred Stock owned by each Assignor; and

B. Pursuant to the Purchase Agreement, each Assignor has agreed to assign certain rights to Assignee, and Assignee has agreed to assume certain obligations of each Assignor, as set forth herein, and this Assignment and Assumption Agreement is contemplated by Sections 3 and 8 of the Purchase Agreement.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Purchase Agreement.

2. Assignment and Assumption. Effective as of the Closing, each Assignor, severally and not jointly, hereby assigns, transfers and sets over (each, an "Assignment") to Assignee all of such Assignor's right, title, benefit, privileges and interest in and to, and all of each Assignor's restrictions, obligations and liabilities in connection with, the Securities Purchase Agreement and the Investor Rights Agreement.  Assignee hereby accepts the Assignment and assumes and agrees to observe and perform all of the duties, obligations, terms, restrictions, provisions and covenants of each Assignor to be observed, performed, or discharged from and after the Closing in connection with the Securities Purchase Agreement and the Investor Rights Agreement.

3. Terms of the Purchase Agreement. Each Assignor and the Assignee acknowledges and agrees that the representations, warranties, covenants, and agreements contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

4. Company Acknowledgment.  The Company acknowledges and agrees to the Assignment.  As of the Closing, the Company agrees that the Assignee is and may enforce its rights as an "Investor" under the Securities Purchase Agreement, and that the Assignee is and may enforce its rights as an "Investor" and "Holder" under the Investor Rights Agreement, and that the Shares purchased by the Assignee from the Assignors are Registrable Securities as defined in the Investor Rights Agreement.  The Company has received a copy of the Purchase Agreement and acknowledges that such copy is sufficient notice of the transfer of the Shares by the Assignors to the Assignee under Section 2.9 and 6.2 of the Investor Rights Agreement.

5. Further Actions. Each of the parties hereto covenants and agrees, at its own expense, to execute and deliver, at the request of any other party hereto, such further instruments of transfer and assignment and to take such other action as such other party may reasonably request to more effectively consummate the assignments and assumptions contemplated by this Assignment and Assumption Agreement.

6. Miscellaneous.

   (a) Governing Law.  This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.
   (b) Counterparts; Originals.  This Agreement may be executed in one or more counterparts and by PDF or facsimile, each of which shall be deemed an original and all of which together shall constitute one instrument.
   (c) Successors and Assigns.  The terms of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
   (d) Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, nor an acquiescence therein, nor a waiver of or acquiescence in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permission, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.
   (e) Transaction Expenses.  Each party shall be responsible for its own fees and expenses related to the transactions contemplated by this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement as of the date first above written.

ASSIGNOR		ASSIGNEE

HWH Lending, LLC		MVI Partners LLC,
an Ohio limited liability company

By:	/s/Gary Singer	By:	/s/ Joe Heimbrock
	Gary Singer		Joe Heimbrock

Its:	President	Its:	Managing Director

ASSIGNOR		COMPANY

MILFAM I, L.P.		Healthwarehouse.com, Inc.
a Delaware corporation

By:	MILFAM LLC

Its:	General Partner

By:	/s/ Lloyd I. Miller, III	By:	/s/ Lalit Dhadphale
	Lloyd I. Miller, III		Lalit Dhadphale

Its:	Manager	Its:	President

ASSIGNOR

/s/ David S. Oros
David S. Oros

/s/ Marla T. Oros
Marla T. Oros